

Mail Stop 3561

May 1, 2008

Mr. William J. DeLaney
Executive Vice President and Chief Financial Officer
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099

> **Re:** **Sysco Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed August 28, 2007**
> **File No. 1-6544**

Dear Mr. Delaney:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

Item 7. Management's Discussion and Analysis, page 12

1.   We note that the restaurant and foodservice industry appears to be facing a challenging business environment. Specifically, we note that the slowing economy may be flattening or reducing same-store sales at restaurants, leading them to buy smaller quantities from you; we note that both food costs and fuel costs appear to be increasing, and such increases may not be fully passed on to your customers; and we note that your receivables, inventories and debt all appear increased from your last year-end. To help us and your investors better understand how recent changes in the economy affect your company, please respond to the following comments:

- Given that goodwill comprises a significant amount of your total assets, please expand your critical accounting policy for goodwill to focus on the assumptions and uncertainties that underlie your goodwill impairment testing, including better explaining how you arrive at your estimates of fair value, how accurate such estimates have been in the past, how much the estimates have changed in the past, and whether such estimates are reasonably likely to change in the future. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. In this regard, given that you test goodwill for impairment at the level of your six operating segments, if any of these segments are disproportionately affected by the current environment such that they are more likely to become impaired in the future, you should disclose this as part of providing your readers with a view of the company through the eyes of management. Refer to Section V of our Release No. 33-8350.

- Given that inventory comprises approximately a significant amount of your total assets, please tell us how you considered providing a critical accounting policy on inventory impairment or otherwise addressing inventory impairment in your MD&A narrative. In this regard, we assume from your disclosures that you have not incurred any inventory impairments in the periods presented in your financial statements. Please confirm our assumption or explain this matter to us in more detail. Additionally, please consider whether your investors would benefit from additional insight as to the likelihood of inventory impairments resulting from reasonably likely changes in the future, including quantifying how much of your inventory is perishable, the amount of time that you can store such inventory before it spoils, and discussing any known or reasonably likely trends that may impact your inventory's composition and valuation.

- We note that both your food costs and fuel costs appear to be increasing. To provide your readers with additional context within which they can analyze your results, please consider clarifying the extent to which such cost increases have been offset by your use of forward purchase contracts for commodities and fuel, the extent to which such cost increases have been passed on to your customers, and the extent to which you have absorbed such cost increases resulting in lower margins. If applicable, please also discuss any known or reasonably likely trends in the impact of these cost increases on your margins, such as the extent to which you believe you could pass on any additional cost increases to your customers. To the extent that the impact of increases in these costs have been offset by reductions in other types of costs, please identify and quantify the areas of cost savings and provide your readers with insight into the underlying factors that drove any such cost savings.

- We note your inclusion of the allowance for doubtful accounts on Schedule II – Valuation and Qualifying Accounts. Please tell us how you considered discussing any trends in your write-offs of receivables within your MD&A narrative. In this regard, given the current business environment, we assume that you may have increased write-offs in fiscal 2008 as compared to fiscal 2007, or that you may expect further increases in these write-offs in fiscal 2009. Also tell us, and consider disclosing, whether there have been increases in the number of customers declaring bankruptcy, and if so, the impact this has had on your results.

- We note that a portion of your liquidity comes from the issuance of commercial paper, and this commercial paper comprises a significant portion of your long-term debt. We also note that the recent tightening of the credit markets has caused some disruptions in the commercial paper market. Please tell us, and consider clarifying to your readers in your discussion of liquidity, whether the tightening credit markets have had any impact on your borrowings or the availability of additional capital, including whether you have experienced any difficulties selling your commercial paper or any changes to your commercial paper ratings.

Results of Operations, page 14

2. We note your analysis of consolidated gross margins on page 15. Please provide your investors with a brief description of the types of costs classified as cost of sales, similar to your disclosure for operating expenses.

Segment Results, page 17

3.   Please provide your investors with additional insight into the factors that impacted each segment's earnings before taxes, including quantifying the impact of each factor that you discuss and providing more detailed analysis of changes in the various income statement line items within this measure of segmental profitability. For example, based on your segment footnote, it appears that earnings before taxes as a percentage of revenues differs significantly between your Broadline and SYGMA segments; however, it is unclear from your current disclosures why these margins are so different. If each segment's gross margin is different, please provide a more detailed analysis of gross margin at the segmental level to explain this to your investors; similarly, if each segment's operating margin is different, please provide a more detailed analysis of operating margin at the segmental level. Please also disclose in more detail what is included in the unallocated corporate expenses, and if applicable, please explain how interest expense and other, net were allocated to your segments. We remind you that one of the primary objectives of MD&A is to provide your investors with a view of the company through the eyes of management, and we believe that a robust segmental analysis of results provides your investors with valuable context within which your financial information can be analyzed.

4.   Please provide a brief analysis of your "Other" segment to provide your investors with better insight into your results. In this regard, it appears that earnings before taxes as a percentage of revenues differs significantly for the Other segment when compared to the Broadline and SYGMA segments, and it is unclear from your current disclosures why these margins are so different. We believe this disclosure provides your investors with valuable insight into your consolidated results.

Item 8. Financial Statements and Supplementary Data, page 30

Note 1. Summary of Accounting Policies – Revenue Recognition, page 39

5.   Please tell us, and tell us how you considered disclosing, your accounting policy for sales returns. Your response should quantify any sales returns during the three years presented in your filing and the subsequent interim period as part of your discussion of the appropriateness of any sales returns allowance. If you have an allowance for sales returns, please tell us how you determined this allowance did not need to be included on Schedule II – Valuation and Qualifying Accounts.

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief